UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to Form 15 on
FORM 15/A
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-14776
HEARST TELEVISION INC.

(Exact name of registrant as specified in its charter)
300 West 57th Street
New York, New York 10019
(212) 887-6800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Series A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1
Explanatory Note: The purpose of this Amendment No. 1 to Form 15 is to withdraw the previous filing of the Form 15 filed on June 5, 2009, with respect to the securities listed above.
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Hearst Television Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HEARST TELEVISION INC.
By:	/s/ Jonathan C. Mintzer
	Name:	Jonathan C. Mintzer
	Title:	Vice President, General Counsel & Secretary

Date: June 23, 2009